[Perceptron, Inc. Letterhead]

April 7, 2014

Mr. Kevin L. Vaughn

Accounting Branch Chief

Securities & Exchange Commission

Washington, DC 20549

Ref:Perceptron, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2013

Filed September 27, 2013

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Filed November 14, 2013

Response Letter Dated February 28, 2014

File No. 000-20206

Dear Mr. Vaughn:

Below are Perceptron, Inc.’s responses to your letter dated March 10, 2014.

Form 10-K for the Fiscal Year Ended June 30, 2013

Financial Statements and Supplementary Data, page 27

Report of Independent Registered Public Accounting Firm, page 29

1.	We note your response to prior comment 1. We will delay assessment of your response until you have filed the amendment to your Form 10-K that includes the revised audit report.

Answer:  The revised audit report was filed on April 3, 2014 as an amendment to Perceptron’s Form 10K for fiscal year 2013.

Notes to Consolidated Financial Statements, page 35

Note 1 - Summary of Significant Accounting Policies, page 35

Revenue Recognition, page 35

2.

We have considered your response to comments  2 and 3 in our letter dated January 30, 2014.  Please reconcile and explain the statement in your response to comment 3 that revenue is deferred for portions of payments that are contingent based on delivery of remaining elements or other performance obligations to the disclosures in the second paragraph of this footnote which indicate “delivered items are not contingent upon the delivery of any undelivered items”.  Also, tell us the nature of the “other performance obligations” referenced in your response and how you account for them.  Tell us the specific nature of your installation obligations and how your accounting for them complies with the guidance at SAB Topic 13.  Finally, provide us with any revised disclosures to be included in future filings as part of your response.

Answer:  The second paragraph of our footnote refers to the amount of arrangement consideration allocated to each unit of accounting at the inception of the arrangement using the relative selling price method (which is described in the third paragraph of our footnote) and is not necessarily an indicator of when revenue is recognized.  The amount of consideration that is otherwise allocable to a delivered element may be further limited by contingent revenue features of the arrangement pursuant to ASC 605-25-30-5, which arise based on the relationship between the contractual billing/payment terms and the timing of the delivery of the elements in that contract.  In our response to prior comment 3, we described an example of the timing of our revenue recognition for a multiple element arrangement in which we receive payment in advance of the delivered element.  The Company defers revenue related to amounts paid in advance that have not yet been completed or earned.  The timing of revenue recognition for the amounts paid for in advance would be contingent upon, or coincide with, the Company completing the delivery or performing the service.

In our first response letter, we described an example sales contract which is payable in installments of 40/40/20 with the first 40% due and payable when the equipment ships, the second 40% is due and payable when the equipment is installed and ready to measure, and the final 20% is due and payable upon completion of the final element(s) (e.g. training, launch support).  In this example, the first deliverable is the equipment, which has stand-alone value, its delivery is not contingent upon the delivery of the undelivered elements and there is no general right of return.  In this example, under ASC 605-25-25, the Company determined that the relative fair value of the equipment is 50% of the total contract price.  In this example, the contract payment terms do not correspond to the equipment’s relative fair value.  Accordingly, in accordance with ASC 605-25-30-5, revenue recognition for the delivered equipment in this example is limited to the first 40% of the contract price and the remaining 10% is contingent upon the delivery of undelivered elements and will be accounted for as deferred revenue until installation is completed.

The “other performance obligations” refer to any stand-alone deliverables under the contract.  These can include: installation of the equipment,  training of the customer’s employees, or standby launch support labor when the manufacturing line goes into production.  The revenue from these other elements is recognized when the “performance obligation” is both earned and realizable.

The Company follows the guidance of SAB Topic 13 for an installation element.  Revenue is recognized for installation services when there is persuasive evidence of an arrangement, there is a fixed or determinable sales price, performance has been completed and collectability is reasonably assured.  Installation revenue is recognized when it is both earned and realizable.  For contracts where installation services have customer acceptance provisions, the Company would not recognize revenue if uncertainty exists about customer acceptance until such time as customer acceptance occurs.  See also our response to comment 4 below.

For example, in certain contracts, the customer billing for installation services occurs when the installation is completed.  In these cases, the Company recognizes revenue for the installation services at the time of billing because the revenue has been earned and is realizable under the contract.  In another example, where the customer pays for the installation services in advance, the Company would defer revenue for installation services until the installation is complete and the Company has earned the right to the revenue.  In a third example the customer may require customer acceptance of the installation services.  In these cases, the Company would defer revenue on installation services until customer acceptance is achieved and the revenue is both earned and realizable.

Our revised revenue recognition policy disclosure is shown at the end of our response to comment 4 below.

3.

In a related matter, we noted this footnote indicates “Automated Systems products are made to order systems that are designed and configured to meet each customer’s specific requirements”.   Please tell us why you do not consider the sale of your Automated Systems to be construction type contracts under Subtopic 605-35 of the FASB Accounting Standards Codification.

Answer:  The Company has concluded that contracts for its Automated Systems products do not meet the definition of construction-type contracts in the scope of Subtopic 605-35.  The Automated Systems products fall under the type of contract not covered as specifically provided in ASC 605-35-15-6(a) based on the following considerations:

1.	Even though the Company’s Automated Systems products are assembled to meet buyers’ specifications, the equipment is produced in a standard manufacturing operation.

2.	Automated Systems products are sold in the ordinary course of business through the Company’s regular marketing channels.
3.

The Company recognizes revenue for Automated Systems products in accordance with the realization principle for sales of products and the costs are accounted for in accordance with generally accepted principles of inventory costing.

The Company manufactures non-contact scanning sensors.  The sensors are available in various sizes and types.  The sensors can be sold as a single part or they can be sold as a measurement system or solution.  The Company’s Automated Systems products are a measurement system or solution.  When the Company sells an Automated Systems product, the Company works with the customer to identify the number of measurements required.  Based on this information, the Company then determines the number and sizes of the sensors required to achieve the measurement requirements.  The time between customer order and delivery of the sensors is not long-term and can vary between 4 to 12 weeks depending upon the amount and type of sensors existing in inventory and whether the Company needs to purchase any component parts used in the assembly of some or all of the sensors.  After delivery of the equipment, the Company may be contracted to install the equipment at the customer’s site (if the customer chooses not to install the sensors themselves).  The Company also may be contracted to provide training services or other labor services as the customer’s manufacturing line begins production.    Generally each of these labor services may be completed in days or weeks.  However, the timing of when these services are performed is dependent upon the customer’s schedule.  Therefore, completion of all elements included in a contract may not occur until approximately 15 months or longer from the time of receiving the initial order, although the Company’s aggregate involvement may be only a few months.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 13

Gross Margin, page 14

4.

We note your response to prior comment 8.  Please tell us more about the nature of buy- off revenue and how you account for it.  As part of your response, provide an analysis of your contract terms for the equipment and buy-off revenue as they relate to customer acceptance.  Based on the specific customer acceptance terms of your contracts, tell us how your accounting for buy-off revenue complied with SAB Topic 13.A.3.b.  Revise future filings to disclose how you account for buy-off revenues.  Finally, provide us with any revised disclosures to be included in future filings as part of your response.

Answer:    In certain contracts,  the billing terms reflect a final billing which becomes due only upon completion of all elements in the contract (in the example sales contract illustrated in our response to comment 2 above, the final billing is 20% of the contract).  The Company refers to the recognition of revenue for this final billing as buy-off revenue.  The Company recognizes revenue for each completed element of a contract when it is both earned and realizable.  The final buy-off amount is assigned to the last element or elements to be delivered.    In certain other contracts, the billing terms reflect a final billing which becomes due only upon customer acceptance of performance.  In these cases, the Company would defer revenue on installation services until customer acceptance is achieved and the revenue is both earned and realizable.

The Company follows the guidance contained in SAB Topic 13.A.3.b for recognizing revenue when a contract has a  final payment that is contingent on customer acceptance.

The Company assembles and rigorously tests all equipment prior to shipping to ensure that the equipment will perform to the customer’s criteria and specifications.  Such testing is performed under conditions that simulate the customer’s operation of the equipment.  Revenue allocated to the equipment is recognized upon shipment  (subject to potential deferral amounts as discussed in our response to comment 2), when title and risk of loss has passed to the customer because, as a result of our testing, there is no uncertainty about the customer’s acceptance of the performance of the equipment.  SAB Topic 13.A.3.b Interpretive Response to Question 2 specifically addresses this situation and permits revenue recognition upon delivery of the equipment.

After delivery of the equipment, when the Company performs installation services on the equipment at the customer site, additional testing and verification is performed to demonstrate to the customer that their specifications have been met.  In the case of contracts requiring customer acceptance, the Company records revenue on installation services when it receives customer acceptance that the equipment has been installed and is performing to their satisfaction.    The recognition of revenue in this situation also complies with SAB Topic 13.A.3.b.

For future filings, shown below is our revised revenue recognition policy disclosure.

Revenue Recognition

Revenue related to products and services is recognized upon shipment when title and risk of loss has passed to the customer or upon completion of the service, there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured and customer acceptance criteria, if any, have been successfully demonstrated.

The Company also has multiple element arrangements in its Automated Systems product line that may include elements such as, equipment, installation, labor support and/or training.  Each element has value on a stand-alone basis and the delivered elements do not include general rights of return.  Accordingly, each element is considered a separate unit of accounting.  When available, the Company allocates arrangement consideration to each element in a multiple element arrangement based upon vendor specific objective evidence (“VSOE”) of fair value of the respective elements. When VSOE cannot be established, the Company attempts to establish the selling price of each element based on relevant third-party evidence.  Because the Company’s products contain a significant level of proprietary technology, customization or differentiation such that comparable pricing of products with similar functionality cannot be obtained, the Company uses, in these cases, its best estimate of selling price (“BESP”).  The Company determines the BESP for a product or service by considering multiple factors including, but not limited to, pricing practices, internal costs, geographies and gross margin.

For multiple element arrangements, the Company defers from revenue recognition the greater of the relative fair value of any undelivered elements of the contract or the portion of the sales price of the contract that is not payable until the undelivered elements are completed.  As part of this evaluation, the Company limits the amount of revenue recognized for delivered elements to the amount that is not contingent on the future delivery of products or services, including a consideration of payment terms that delay payment until those future deliveries are completed.

Some multiple element arrangements contain installment payment terms with a final payment (“final buy-off”) due upon the Company’s completion of all elements in the arrangement or when the customer’s final acceptance is received.    The Company recognizes revenue for each completed element of a contract when it is both earned and realizable.  A provision for final customer acceptance generally does not preclude revenue recognition for the delivered equipment element because the Company rigorously tests equipment prior to shipment to ensure it will function in the customer’s environment.  The final acceptance amount is assigned to specific element(s) identified in the contract, or if not specified in the contract, to the last element or elements to be delivered that represent an amount at least equal to the final payment amount.

The Company’s Automated Systems products are designed and configured to meet each customer’s specific requirements.  Timing for the delivery of each element in the arrangement is primarily determined by the customer’s requirements and the number of elements ordered.  Delivery of all of the multiple elements in an order will typically occur over a three to 15 month period after the order is received.

The Company does not have price protection agreements or requirements to buy back inventory.  The Company’s history demonstrates that sales returns have been insignificant.

Company Statement

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/Keith R. Marchiando

Keith R. Marchiando

Vice president and Chief Financial Officer